Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

“What they’re saying about SBC-AT&T . . .”

The selected comments on the proposed SBC/AT&T merger appearing below were not prepared by SBC except where indicated and the views presented are those of their authors.  The completion of the merger and the prospects for the combined company are subject to significant risks and uncertainties that have been or will be described in documents filed or to be filed by SBC with the Securities and Exchange Commission.  See the last page of this document for further information.

“With AT&T’s retreat, a merger wouldn’t eliminate a major player in residential service, and many other rivals have emerged, so the deal wouldn’t hurt consumers. When you think of AT&T as that icon and you think of everything that it used to be, it looks like ‘Wow, we’re going back to the way it was — where it’s one big company — but the environment is so utterly different from a competitive perspective that there’s no way we can go back.”

Boyd Peterson, analyst, Yankee Group

Newsday, 28 Jan. 2005

“A combined company with the strengths of SBC and AT&T will be better positioned to bring advances in technology to the market, contributing to a more active and productive mature workforce.  By the year 2030, 71.5 million people will be 65 or older, making up 20% of the population.”

Marica Kerz, president of OASIS Institute

A national nonprofit educational organization designed to enhance the quality of life for mature adults,  31 Jan. 2005

“Consumers would be largely unaffected by SBC’s purchase.”

New York Times, January 30, 2005

“SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.”

President Morton Bahr

Communications Workers of America, representing 15,000 employees at AT&T and 95,000 at SBC

31 Jan. 2005

“The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.

The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.”

Edwin D. Hill, president

International Brotherhood of Electrical Workers (IBEW), 01 Feb 2005

“What they’re saying about SBC-AT&T . . .”

 “This is part of a growing recognition that the communication market is really converging, and increasingly companies aren’t clearly identifiable as telephone companies or cable companies… Increasingly they believe they need the kind of assets to provide a full suite of services to all products or customers, and we think it’s probably fairly natural that there is some market restructuring.”

FCC Chairman Michael Powell

Bloomberg News, 27 Jan. 2005

“AT&T was and is an integral part of the commercial Internet, and remains a vital part of the infrastructure worldwide.  We view such acquisitions and consolidation within the industry as a sign of vitality and growth that will be necessary if we are to see our goal of ubiquitous broadband deployment in the United States.”

Dennis C. Hayes, inventor of the PC modem

Chairman, The US Internet Industry Association, 31 Jan 2005

“The combination of SBC and AT&T is a win for consumers and businesses. We will continue to get great consumer service from SBC and have the opportunity to have AT&T’s expertise in the business service segment. It’s a win-win for women who are consumers and business owners.”

Donna Wolfersberger-Immediate Past President

National Association of Women-Owned Businesses

Greater St. Louis Chapter, 02 Feb 2005

“For consumers, the SBC-AT&T merger won’t change the competitive landscape much. The amount of competition will stay basically the same. SBC will cut redundant costs, including employees, but what AT&T offered the global market is not something SBC had before.”

SBC-AT&T merger a good call for both - and their CEOs,

San Antonio Express-News, 01 Feb 2005

“Most analysts said the deal will have little impact on consumers because AT&T pulled away from marketing traditional phone service to residential customers last year,

opting instead to promote Internet telephony.”

Chicago Tribune, SBC-AT&T not bringing Ma Bell back, AT&T likely to be a brand for SBC, 01 Feb. 2005

“Reopening the 1996 Telecommunications Act and overhauling regulations would revitalize a sector of the economy that has been hit very hard.  The proposed merger demonstrates an entirely new playing field that needs a new regulatory approach.

The SBC-AT&T merger will allow the combined company to provide consumers with some of the most advanced technologies – in Internet, telephony, wireless and video…”

William Kovacs, Chamber vice president for regulatory policy, United States Chamber of Commerce 02 Feb. 2005

“What they’re saying about SBC-AT&T . . .”

“What always seems to stop mergers, for the most part, is always the interest of the consumer and small business, and if you’ve been following AT&T for a while, they’ve already written off their consumer business. The FCC’s really moved its view of competition in the past several years from being intra-modal to inter-modal; they’re not looking so much at trying to create competition within wireline as trying to create competition for services in general.”

Daryl Schoolar, senior analyst at research firm In-stat,  Jan. 2005

“Overall, the trends in telecommunications are likely to stay the same. Today’s telecom industry is increasingly competitive and diverse, to the benefit of consumers. Far from threatening those trends, SBC’s acquisition of AT&T underscores them.”

The Heritage Foundation, Ma Bell’s Retirement: No Big Deal, by James L. Gattuso

07 Feb. 2005

“While regulators will ask tough questions about this merger, there’s no reason to believe that this union creating the nation’s largest telecommunication company will reconstitute the old monopoly.  Competition is creating new technologies, new services, greater flexibility and lower prices for consumers.  This isn’t your grandfather’s AT&T, and for that, consumers have pocketbook reasons to rejoice.”

Editorial, Dallas Morning News

“Disconnecting With the Past: Few hang-ups for AT&T deal in today’s telecom,”  9 Feb. 2005

‘‘If you combine companies that have complementary strengths, that’s going to be better for everybody involved, including consumers. They make themselves stronger, and they might be able to serve consumers’ needs in a more effective way, providing one point of contact, bundled products, better service, and better networks.”

Elizabeth Miller, Professor at Boston College, Boston Globe,

 “Mergers can Help Consumers, Analysts Say,” Feb. 1, 2005

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.